UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42473

LOGPROSTYLE INC.

3-6-23 Kitaaoyama

Minato-ku, Tokyo 107-0061, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 26, 2025, Logprostyle Inc. issued a press release announcing the processing of a refund of Japanese withholding income tax in connection with a previously disclosed cash dividend.

A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No	Description
99.1	Press Release dated December 26, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOGPROSTYLE INC.

Date: January 8, 2026	By:	/s/ Yasuyuki Nozawa
Yasuyuki Nozawa
Chief Executive Officer, President, and Representative